CUSIP No. 0000533231                                     Page 1 of 10 Pages


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 6)


                           Autotote Corporation
    ___________________________________________________________________
                             (Name of Issuer)



                       Common Stock, $.01 par value
    ___________________________________________________________________
                      (Title of Class of Securities)



                                0000533231
    ___________________________________________________________________
                              (CUSIP Number)

Lawrence, Tyrrell, Ortale          William J. Hewitt, Esq.
  & Smith                          Reboul, MacMurray, Hewitt,
515 Madison Avenue                   Maynard & Kristol
New York, New York 10022           45 Rockefeller Plaza
Attention: Larry J. Lawrence       New York, New York  10111
Tel. (212) 826-9080                Tel. (212) 841-5700
___________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                            September 23, 1997
                      _______________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the follow-
ing box [   ].

CUSIP No. 0000533231                                     Page 2 of 10 Pages
___________________________________________________________________________
1)   Name of Reporting Person               Lawrence, Tyrrell,
     S.S. or I.R.S. Identification            Ortale & Smith
     No. of Above Person
___________________________________________________________________________
2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]
___________________________________________________________________________
3)   SEC Use only
___________________________________________________________________________
4)   Source of Funds                          Not Applicable
___________________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
___________________________________________________________________________
6)   Citizenship or Place
     of Organization                          New York
___________________________________________________________________________
Number of                7)   Sole Voting    965,469 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value (issuable
Reporting                                    upon exercise of
Person:                                      warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  965,469 shares of
                              tive Power     Common Stock, $.01
                                             par value (issuable
                                             upon exercise of warrants)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)  Aggregate Amount Beneficially           965,469 shares of
     Owned by Each Reporting Person          Common Stock, $.01
                                             par value (issuable upon exer-
                                             cise of warrants)
_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
CUSIP No. 0000533231                                     Page 3 of 10 Pages
_________________________________________________________________
13)  Percent of Class
     Represented by                           2.7%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
_________________________________________________________________

CUSIP No. 0000533231                                     Page 4 of 10 Pages
_________________________________________________________________
1)   Name of Reporting Person               Larry J. Lawrence
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use only
_________________________________________________________________
4)   Source of Funds                          Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          United States
_________________________________________________________________
Number of                7)   Sole Voting    998,049 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value (includes
Reporting                                    41,472 shares
Person:                                      issuable upon

                                             exercise of
                                             warrants)
                         ________________________________________
                         8)   Shared Voting  965,469 shares of
                                             Common Stock, $.01
                                             par value (issuable upon
                                             exercise of warrants)
                         ________________________________________
                         9)   Sole Disposi-  998,049 shares of
                              tive Power     Common Stock, $.01
                                             par value (includes 41,742
                                             shares issuable upon exercise
                                             of warrants)
                         ________________________________________
                         10)  Shared Dis-    965,469 shares of
               positive       Common Stock, $.01
Power          par value (issuable
CUSIP No. 0000533231                                     Page 5 of 10 Pages

                                             upon exercise of
                                             warrants)
                         ________________________________________

11)  Aggregate Amount Beneficially           1,963,518 shares of
     Owned by Each Reporting Person          Common Stock, $.01
                                             par value (includes
                                             1,007,211 issuable
                                             upon exercise of
                                             warrants)
_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                           5.4%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                   IN
_________________________________________________________________
CUSIP No. 0000533231                                     Page 6 of 10 Pages

                      Amendment No. 6 to Schedule 13D
                     ________________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 7, 1990, as amended by Amendment No. 1 thereto filed on January 17, 1991, Amendment No. 2 thereto filed on November 19, 1991, Amendment No. 3 thereto filed on December 11, 1992, Amendment No. 4 thereto filed on October 25, 1993 and Amendment No. 5 thereto filed on September 2, 1994 (as so amended, the "Schedule 13D").

Item 1.   Security and Issuer.
          ___________________

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Autotote Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022.

Item 2.   Identity and Background.
          _______________________

          (a) This statement is being filed by Lawrence, Tyrrell, Ortale &
Smith, a New York limited partnership ("LTOS"), and Larry J. Lawrence ("Mr. Lawrence"). LTOS and Mr. Lawrence may sometimes hereinafter be referred to
CUSIP No. 0000533231                                     Page 7 of 10 Pages
as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          (b)-(c) The principal business address of LTOS is 515 Madison Avenue, New York, New York 10022. The principal business of LTOS is a private investment partnership. Mr. Lawrence's principal business address is 515 Madison Avenue, New York, New York 10022, and his principal occupation is as a general partner of Lawrence Venture Partners, a New York general partnership ("LVP"), which is the sole general partner of LTOS. LVP's principal business address is 515 Madison Avenue, New York, New York 10022. The general partners of LVP are all citizens of the United States, and, in addition to Mr. Lawrence, they are (i) Richard W. Smith, whose principal business address is 515 Madison Avenue, New York, New York
10022, (ii) Brian T. Horey, whose principal business address is 515 Madison Avenue, New York, New York 10022, (iii) W. Patrick Ortale, III, whose principal business address is 3100 West End Avenue, Nashville, Tennessee 37203 and (iv) Jack Tyrrell, whose principal business address is 3100 West End Avenue, Nashville, Tennessee 37203.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          Not applicable to the transactions to which this statement relates. The source and amount of funds or other consideration for acquisitions of securities of the Issuer by the Reporting Persons in transactions dating back to April 26, 1990 have previously been reported in the Schedule 13D.

Item 4.   Purpose of Transaction.
          ______________________

          The initial acquisition of securities of the Issuer by the Reporting Persons resulted from the acquisition by the Issuer (then named "United Tote, Inc.") of Autotote Systems, Incorporated, pursuant to which the Reporting Persons exchanged securities of Autotote Systems, Incorporat-ed for securities of the Issuer. The Reporting Persons have held
CUSIP No. 0000533231                                     Page 8 of 10 Pages
securities of the Issuer for investment purposes.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          The following information is based on a total of 35,334,868 shares of Common Stock outstanding as of September 10, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q dated September 12, 1997. As noted below, calculations include shares issuable upon the exercise of all presently exercisable warrants to purchase Common Stock.

          (a)

          LTOS
          ____

          LTOS owns 965,469 shares of Common Stock (issuable upon the exercise of warrants), or approximately 2.7% of the Common Stock outstanding. LVP, as the general partner of LTOS, may be deemed to beneficially own the shares of Common Stock owned by LTOS.

          Mr. Lawrence
          ____________

          Mr. Lawrence directly beneficially owns 998,049 shares of Common Stock (including 41,742 shares issuable upon exercise of warrants), or approximately 2.8% of the Common Stock outstanding. In the aggregate with the shares owned by LTOS, Mr. Lawrence may be deemed to benefi-cially own 1,963,518 shares of Common Stock (including 1,007,211 shares issuable upon the exercise of warrants), or approximately 5.4% of the Common Stock outstanding. Mr. Lawrence disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein, and/or that are not actually distributed to him.

          Other General Partners of LVP
          _____________________________

          (i) Jack Tyrrell directly beneficially owns 11,694 shares of Common Stock, and, in addition, may be deemed to indirectly benefi-cially own 17,769 shares of Common Stock held by the John Ryan Tyrrell Trust. In the aggregate, Mr. Tyrrell may be deemed to own less than 0.1% of the Common Stock outstanding.

          (ii) Patrick W. Ortale, III directly beneficially owns 31,302 shares of Common Stock, or less than 0.1% of the Common Stock out-standing.

          (iii) Richard W. Smith directly beneficially owns 20,338 shares of Common Stock and, in addition, may be deemed to own beneficially
CUSIP No. 0000533231                                     Page 9 of 10 Pages
     11,550 shares of Common Stock held by the Emily Wyndham Smith Trust, 11,550 shares of Common Stock held by the Nicholas James Smith Trust, 11,550 shares of Common Stock held by the Alastair Davis Smith Trust and 11,550 shares of Common Stock held by the Penelope Ann Smith
     Trust. In the aggregate, Mr. Smith may be deemed to own approximately .2% of the Common Stock outstanding.

          (iv) Brian T. Horey directly beneficially owns 12,109 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of LVP may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of Common Stock owned by LTOS. Each of the general partners of LVP disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he owns directly (or indirectly through a trust for the benefit of a minor child) or indirectly by virtue of his pro rata interest, as a partner of LVP, in the Common Stock owned by LTOS.

          (c) On September 23, 1997, LTOS distributed 682,483 shares of Common Stock to its partners, including LVP, immediately followed by a distribution by LVP of such shares to its general partners. As a general partner of LVP, Mr. Lawrence received 29,614 shares in such distribution.

          On September 24, 1997, LTOS sold 220,000 shares of Common Stock on the open market, at a price of $2.00 per share.

          Mr. Lawrence purchased shares of Common Stock in market transac-tions as follows: (i) 70,931 shares at $2.00 per share on September 25, 1997, (ii) 11,700 shares at $2.50 per share on September 26, 1997, (iii) 23,700 shares at $2.375 per share on September 26, 1997 and (iv) 64,600 shares at $2.4375 per share on September 26, 1997.

          (d) Except as described in this statement, no person has the right to receive or the power to direct the receipt of dividends on, or proceeds from the sale of, the shares of Common Stock owned by LTOS and/or Mr. Lawrence.

          (e) LTOS ceased to be the owner of more than five percent of the Common Stock on September 23, 1997.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.
          ______________________________________________________

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Not Applicable.
CUSIP No. 0000533231                                    Page 10 of 10 Pages

                                 Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 1997

                                   LAWRENCE, TYRRELL, ORTALE &
                                     SMITH

                                   By:  Lawrence Venture
                    Partners, General Partner



                                   By:  /s/ Larry J. Lawrence
                                        General Partner



                                        /s/ Larry J. Lawrence
                                        Larry J. Lawrence